SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo)	AMBV4 - Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

Changes in AmBev’s Management Structure

São Paulo, August 30, 2004. Companhia de Bebidas das Américas (“AmBev”) (Bovespa: AMBV3, AMBV4; and NYSE: ABVc, ABV) announces the definition of some changes in the company’s management structure following the closing of the combination between AmBev and InBev.

AmBev will have two Co-Chief Executive Officers, Carlos Brito for North America and Luiz Fernando Edmond for Latin America, both reporting to the AmBev Board based in Brazil. Mr. Brito joined AmBev in 1989, where he held various positions in finance, operations, and sales, before being appointed CEO in January 2004. Mr. Edmond is the current Sales Officer of the Company. He joined the company in 1990 in the first group of trainees and held a number of positions in the distribution, commercial and operations areas. The two Co-Chief Executive Officers will also be members of the InBev Executive Board of Management led by John Brock.

Luis Felipe Dutra Leite will assume the position of Chief Financial Officer of InBev. Mr. Dutra joined the company in 1990, in its finance department, and was appointed to his current position as Chief Financial Officer of AmBev in 2000. Mr. Dutra will be replaced by João Castro Neves, currently AmBev’s Non-Alcoholic Beverages Officer. Mr. Castro Neves joined the company in 1996, where he held a number of positions in the finance department, including head of mergers and acquisitions.

Cláudio Garcia has been appointed Chief IT and Services Officer of InBev. Mr. Garcia joined AmBev as a trainee in 1991 and held various positions in finance and operations before being appointed to his current positions as IT and Shared Services Officer of AmBev in 2002.

All announced changes in management will be effective from January 1, 2005. The company expects to announce successors to the positions opened as a result of management changes in due course.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Media in Brazil:

Máquina da Notícia
Equipe de Atendimento AmBev
(55 11) 2122-1545
(55 11) 2122-1547

Media in US and Europe:

TaylorRafferty

John Dudzinsky	David Leeney
(44) 207-614-2900	(1) 212-889-4350

Our investor web site has additional company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of company presentations and events.

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.